Filed Pursuant To Rule 433
Registration No. 333-167132
October 21, 2010
The American Advisor Interview with Jason Toussaint
Managing Director of The World Gold Council
Wednesday, October 20, 2010-Radio Broadcast Transcript
MR. CARTER: Welcome back to The American Advisor. Wednesday afternoon with the bottom half of the hour. We’ve been discussing the financial markets, what’s going on today. Precious metals are bouncing back from their sell off yesterday. Really everything’s bouncing back, the Dow’s up. That’s a great song, by the way, too. The Dow is up 154 points at 11,133 and the NASDAQ’s up 28 points. So—so essentially, everything that was lost in the equity markets yesterday has come roaring back today.
The U.S. dollar was stronger yesterday, but it’s way down today. It’s down $1.09 today. It’s at $77.13. Gold is up to $10.53 at 13.45. It sold off, I don’t know, $38 bucks yesterday, $36 yesterday. So this is a bounce back, but it’s not all the way back from where it was at its high point yesterday. Silver is up over 2%. It’s up $0.49 at $23.89.
This half of the hour we’re going to be talking with Jason Toussaint and he’s the Managing Director of the World Gold Council. I think you’re going to find this interview interesting. It’s going to be a live interview. If you have a question that you would like to call in regarding gold or one of the topics that we’re discussing, I’d love you—to have you be a part of this show.
Jason will be spending some time with us and look forward to our discussion on what’s happening on the world stage with regard to gold, what’s happening here in the U.S., and what are the prospects from a—from a strategic standpoint for precious metals as we go forward. So in a few moments, we’ll—we’ll punch Jason in and he’ll be a part of the—part of the show.
I’ve also been discussing what’s going on in the U.K. with regard to austerity measures, and will that be successful? We have two schools of thought. We have austerity going on in Europe to try to cut the deficit as a percentage EDP down. But we also have in the U.S. primarily a message of stimulus – what can the U.S. government do to stimulate the economy to create some inflation, and not by cutting expenses, not by pulling away the punchbowl, but actually by increasing the liquidity to try to pump some money into the market to get businesses growing again, to see a little inflation, which would eventually lead to job growth.
Very different schools of thought. And it will be interesting to see how it plays out. We might ask that question of Jason as well today. So if you want to be a part of the show, our number is (877)341-2646. Again, (877) 341-2646.
A couple of the headlines regarding precious metals today, we have from The Daily Finance, Charles LaLoggia. He says anyone who questions the wisdom of owning gold is not thinking clearly. This idea of quantitative easing—they’re calling it QE2—the fact is—is that that will drive down the value of the dollar. That’s been the big message that’s been going on for the last two or three weeks.

Will that continue? If the QA—QE2 occurs, how much will the dollar fall? What does that mean for commodities? What does that mean for precious metals? I’m going to have an expert here with us today to—to bring that on.
So Brian, do you want to get Jason on the—the phone? Is he available?
BRIAN: He’s standing by here.
MR. CARTER: All right. Jason, are you there?
MR. TOUSSAINT: I am, Scott. Hi. How are you?
MR. CARTER: I’m doing well. Thank you for being part of the show today.
MR. TOUSSAINT: My pleasure.
MR. CARTER: Yes. And you’re in New York, right?
MR. TOUSSAINT: I am based in New York, yes.
MR. CARTER: Okay. Well, we’re—we’re in the bottom half of the hour here and I’ve opened up the phone lines for anybody who wants to—to join in. I don’t know if we’ll get any callers on the topic. I’ve got a few questions myself that I’d like you to weigh in on.
But let me give the listeners a little bit of your background, Jason. You’re Managing Director of the World Gold Council. You have overall responsibility for global management and development of gold ETFs, as well as overseeing North American investment research. You’re also the CEO of the World Gold Trust Services and the sponsor of the SPDR Gold Trust, GLD. You joined World Gold Council in April of 2009, and as we said, you’re based in New York.
You’ve got a wealth of knowledge in investment management, prior experiences from Northern Trust Global Investments. You’ve been involved in fixed income portfolio managers, JP Morgan Investment Management in New York. You just have an incredible background and experience. So I want to thank you for your time and being willing to come on the program.
MR. TOUSSAINT: Oh, it’s my pleasure to be here, Scott. And thank you for your kind words.
MR. CARTER: Sure. Well, just to get started, why don’t we tell the listeners what is the World Gold Council, and what role does it play in the marketplace? And how can everyday individuals use the World Gold Council data and information that’s out there in becoming informed? I know I use it. But I think it would be helpful for them to hear from you.
MR. TOUSSAINT: Sure. Okay. Yeah. The World Gold Council is essentially a trade organization that is funded by the gold mining industry. And we are—our overall goal is to create and sustain demand for gold across a number of sectors, and we can kind of get into each of those sectors in a minute. But those are comprised of the investment sector, which you mentioned that I manage; jewelry sector, which accounts for the majority of gold demand on an annual basis; and then, finally, the industrial sector, which is mainly used in semiconductors and some sorts of new technologies using gold nano particles.

The—if you think of gold as a commodity, which—which it is by definition, if you are a gold miner and I’m a gold miner, the difference between the end product that we present is—is nothing. So we can’t really market Jason’s gold as a superior product because it’s an element like all other gold. The gold industry and the gold miners back in the 1980s came together and said, why don’t we form one organization to represent this industry to the—to the marketplace? And again, we interface with investors, jewelry producers and users, the industrial sector, and importantly, central banks and regulators around the world.
MR. CARTER: And the—it’s interesting the three sectors that you mentioned – investment, jewelry, and industrial. My guess would be that jewelry is down as far as a demand component and has been for—since we—since we hit the recession in ‘08. But it’s been more than offset by a renewed interest in investment demand. Is that a true statement?
MR. TOUSSAINT: Yeah. That is—that would be an accurate statement. I think there’s a couple of things going on here. With regard to jewelry, what we are finding is with the increasing price there are smaller purchases, maybe for the same value, but the same amount of dollars today buys you certainly less gold than it used to for those jewelry pieces. So we may find people opting for lower caratage in their jewelry purchases.
I think more importantly, however, is on the investment sector people are I like to say rediscovering gold as an asset class.
MR. CARTER: Mm-hmm.
MR. TOUSSAINT: And we can’t forget that for an entire generation gold was not particularly investable beyond numismatic coins because our currency was directly pegged to gold and was sitting on the gold standard. Now that it is a freely traded commodity in the global marketplace, and certainly coming out of the backdrop of—of the global crisis in particular in 2008, I think the—on a global basis the investment community is now refocused once again on I call it defensive portfolio construction, or saying, you know—
MR. CARTER: [interposing] Mm-hmm.
MR. TOUSSAINT: —Instead of how do I double my assets in the next three to four years, how do I not lose half their value again?
MR. CARTER: Right.
MR. TOUSSAINT: And I think in that type of portfolio construction exercise, gold definitely has a place in portfolio construction.
MR. CARTER: Maybe this is another way to say it. When I look at what’s happening right now, cost of capital or interest rates that’s paid on fiat currencies, whether you’ve got a—you know, a savings account or a CD, dividends that are paid by equities have been dropped dramatically. The typical limitations when you’re buying a physical asset such as gold where it doesn’t pay a dividend, where you’re not getting a return on that money, those have been negated by the—the essence of the market.
And that—that is another reason why—also it’s performance, but that’s another reason why gold looks more attractive today as a part of a portfolio than maybe what—what is looked like in—certainly in the ‘90s and the early 2000s.

MR. TOUSSAINT: Yeah. I would—I would absolutely agree with that. I think we—we can’t forget that now gold is now being viewed, as you’ve mentioned, as part of an overall investment portfolio. And I think certainly before this—this past decade, most purchasers of gold would buy physical bars and coins, and would historically view that as more a collectable than a true asset class within the portfolio context and I think it’s a slight change of approach. It’s a change of investor mindset where now gold is viewed alongside other financial assets within the portfolio. Part of that is due to the invention and the launch of gold backed ETFs. I think part of that has to do as you just mentioned for a whole variety of reasons. First and foremost financial crisis, turmoil, and lower interest rates. I think people should also understand that there is because of globalization we can’t sit back here comfortable in the U.S. and say, “Poor Greece.” We are essentially dealing one global economy now that is interlinked in many, many ways beyond simple currency movements. And gold has a way over long periods of time, again hedging against a lot of those surprises.
INTERVIEWER: What I find interesting and I’d like your view on is the significance of central banks around the world purchasing gold. That was announced last week that South Korea was going to increase its gold holdings and it’s basically in its reserve currency. We know that India did that about a year and a half ago trying to add to its gold reserves; Russia, others. To me that’s a very significant message to the world especially in the currency markets of what they view as true intrinsic value and assets versus a paper asset because if it were truly just supply and demand, not currency related. If it were just what’s going on in jewelry, what’s going on in other pieces industrial then you wouldn’t see central bankers so interested in one not only selling gold but also interested at price points to actually buy it and put it on their balance sheet. Could you give me a little insights on that long term [crosstalk]?
MR. TOUSSAINT: I think there’s a couple of things to do discuss here. If we take a step back and understand that central banks used to be a very substantial portion of supply and you’ve just mentioned have moved slightly to the demand side of the equation if you will. But central banks used to represent an official sector sales is how we refer to that. But they used to represent upwards of 10% of annual supply. So that’s quite important that 10% of previous supplies now off the market which obviously is in favor of a sustained gold price. In terms of, then central banks second point understanding that in a reserve asset management context that gold may have a position again, a viable position, that is, again, rediscovering the asset class. We can’t forget that a lot of central banks around the world, particularly western central banks, have their currencies directly pegged to gold for a long period of time. I think we’re going through a pendulum swing and understanding, as you’ve just mentioned, in central banks such as South Korea, China, Russia, India, etcetera saying our currencies aren’t directly pegged to this asset. However should we be diversifying away from potentially a huge holding in assets backed directly by the U.S. dollar? It could be reflecting a couple of things. One is concern about the future of the U.S. dollar and its direction. You had just mentioned quantitative easing. I heard an investor refer to that as queasing. But we essentially have central banks around the world in a race to depreciate their currencies and the U.S. involved in that. So I think in some sense, again, its your point, moving away from fiat currencies back to something that has stored value for thousand of years, over 5,000 years in the case of gold is something viable in today’s world.
INTERVIEWER: Do you think it would go so far to the G-20 or the G-7 or maybe even under the auspices of the IMF having some sort of basket of stabilization of a world reserve currency that goes beyond the U.S. dollar that could be an intrinsic asset. It might be the U.S. dollar, the euro, and gold or some sort of basket that takes these currency swings off the table, if you will. But they do it not on quote the good faith and credit of governments that can still print money. But create some stability and so that there’s a ceiling on how much money a government can print based on GDP or based on their debt or something of that nature. Do you see us moving as a world because I agree with you it’s a world economy. Do you see us moving in that direction?
MR. TOUSSAINT: I think there is absolutely dialogue along those lines taking place currently. I think doing something like is extremely difficult to coordinate on a global basis. It’s nothing that can’t be done but there are pros and cons to each of those. I can’t profess to know all of the benefits and the drawbacks to each country doing that. Having said that I think the central bank in China came out with comments along the lines of concerns about the longevity as the dollar as the reserve asset of choice, reserve currency of choice around the world for years to come. So I know the conversations are taking place. Its anyone’s guess if that kind of basket concept with gold as a component of it actually takes flight and is given future consideration. It would be positive.
INTERVIEWER: Right. Because it seems like the world is, in some sense, putting these currencies on a gold standard even though we’re not on a gold standard. It’s every time that there’s seemingly a drop, a major drop, or if there’s concern about currencies or quantitative easing it seems to be highlighted most in the metals. Not just gold but silver as well. But gold kind of is the bellwether of what’s happening in the currency world.
MR. TOUSSAINT: Yeah but I would say, again, that the central banks, the official sector overall moves very strategically and very slowly. I would say that the intraday movements in the gold price are more due to investment and trading demand.
INTERVIEWER: Yeah okay. Folks we’re here with Jason Toussaint, Managing Director of the World Gold Council. We’re taking your questions. You’re listening to the American Advisor. Our number’s (877) 341-2646. Call and be a part of the show maybe you’ve got a question or a comment for Jason. Also if you’ve been listening and hearing for the last few weeks and you’re interested in how you might want to own physical gold we’re going to talk about ETFs in a minute. But if you’re interested in physical gold, Gold Line is the exclusive sponsor of the American Advisor and they’re in that business. So you can call and get the investor kit, read the risk disclosure information. They’re number is (877) 341-2646. Jason, I want to move into the ETF funds because they’ve become so popular and that’s a great way for many individuals that aren’t necessarily looking to buy physical gold but they want to be in gold as a commodity. They want to just track the price of the up and down of gold and the ETF fund seems to be a way that has been very popular. The last time I checked GLD was probably behind the U.S. probably had the second highest amount of gold ownership in the world. Is that a true statement or maybe I’m wrong on that? But I thought they had like 1,800 tons.
MR. TOUSSAINT: Well we have right now the SPDR Gold Shares owns about 1,300 tons.
INTERVIEWER: 1,300.
MR. TOUSSAINT: Yeah, which is valued at roughly $57 billion dollars. It is the second biggest ETF in the world, the first being the SPY or the SDR from State Street Global Advisors. I think it’s important to know we get this question in the market quite often, what is the best way to buy gold? Should I buy bars and coins or the ETF, mining equities, futures, etcetera? What do you guys recommend? And the bottom line is that there is no right or wrong way to own gold. There are certain reasons why the ETF, I think, have taken off. First and foremost is ease of access. You buy this ETF which is backed by physical gold alongside just like you do any other share whether it’s GE, IBM, etcetera. So it’s very easy to purchase in the portfolio and we don’t need to worry about where do I store the gold bullion that I’m accumulating or how do I go about insuring it etcetera. Now that is to say that the ETF is not necessarily perfectly suited for everyone. I’m sure a number of listeners currently are more concerned about the longevity of the global economy or perhaps accumulating gold for the so-called Armageddon scenario. If there’s a breakdown of law and order I need something to store some value and may choose the gold coins and bars instead.
MR. CARTER: Right, well, and also there’s a psychological component whether you think it’s an Armageddon or not that just having something that you can see and touch in your hand, I liken it to buying a piece of real estate versus investing in a real estate investment trust. Both are legitimate. Both are great ways, could be positive for an investor, but the motivations behind why you buy a physical asset could be very different whether—depending on where you are on the risk curve compared to on what your past experiences have been. And I think the same thing is with the ETF funds as well.
MR. TOUSSAINT: I would absolutely agree, and I think the—it’s important to note a couple of things. With the advent of the ETF, I think I had mentioned this briefly but gold became almost over night after the launch an investable portfolio-level asset, so if I’m dealing with my advisor from Schwab, or Fidelity, or wherever it is, and I want to buy gold, then it’s easy for them to transact in the ETF on my behalf instead of asking them to go out and search for areas and ways to accumulate the bullion itself. The other aspect is for some larger investors, potentially pension funds or hedge funds, who want to accumulate very large positions in gold bullion. It is far more efficient for them to do so in the ETF, at least for a good portion of them. So, again, there is no right or wrong way. I think the genesis of the gold ETFs was the Gold Council looking at the investment market, talking to investors and saying, you know, you don’t invest in gold now. Why is that? So we discovered a number of issues, which again are issues for some investors and not others, and we came up with the structure of the SPDR Gold Shares, which we think is an easy, transparent and effective way to invest in bullion without getting the physical delivery.
MR. CARTER: And are the ETFs, and I know there are probably a lot around the world, but do most of them have a one to one relationship on the amount of gold purchased to the amount of shares sold, or are some of these ETF funds leveraged, Jason?
MR. TOUSSAINT: The ETFs that we track and we are involved in developing are all 100% backed by the physical metal so they don’t have any derivatives of any kind, and they’re not leveraged to the market. I think there are a few ETFs that are available in the U.S. market that are leveraged instruments, that offer, I think there is one that is called an ultra gold fund, or something like that, which offers two times the return of spot gold on a daily basis. So they do exist. You know, by definition those will not be 100% backed by physical bullion because they need to employ derivative strategies to get that amount of leverage into the fund.
MR. CARTER: There’s a—I don’t know if it’s accurate or not. I can’t get any data on it, but there’s a prevailing thought that if you look at all the contracts out there for gold, not just the ETFs, but in the non-physical gold world, that there are many more gold shares sold, not necessarily

ETFs, but just, you know, when you take the culmination around the world that gold is leveraged quite a bit, that if you had to take, if everybody at the same time asked for physical possession based on the contracts that are out there, there is not nearly enough gold to fill those contracts, and some of that could just be how the market manages itself, but do you have an opinion on that? Is that a fair statement?
MR. TOUSSAINT: Well, I think there’s a couple of things to keep in mind. Not every gold derivative is settled in physical bullion. Many derivatives are settled for cash, so it could be a contract for a different sort of thing where it could be an option, for instance. With the futures, however, by definition they are leveraged instruments, but we can’t forget that there is a clearly house involved, and there are two sides of that transaction. So, essentially the futures market is what we call a zero sum game, somebody wins and somebody loses but the net is zero, and there is enough gold to settle those contracts. Now, I can’t speak for every futures exchange around the world, but I know for the U.S. futures markets there is enough metal.
With the ETFs, at least the ones that we track, and certainly in the case of SPDR Gold Shares, there’s no issue because they’re before any shares of GLD exist, the physical metal is on hand in the vault.
MR. CARTER: Uh-huh, okay, great. We’ve got a caller here, Steve. I’m going to put—excuse me, Jason. I want to put Steve on the line. Steve, you’re on the American Advisor.
STEVE: Yes, I’m enjoying your program. I wanted to ask a question. I heard it discussed on a program recently, your program recently that China had claims against most if not all of the gold reserves being held in Fort Knox as a backing collateral to back up all the paper, the currency that China was holding because of all the huge trade imbalances that China has enjoyed with the United States over the past quite a number of years, and they have lost some confidence in all that paper currency because the world is awash in it because of all the importing we do and very little exporting. Therefore, they have a claim against our gold. It’s secured against that, and that would seem to me that then the United States government does not have really access to that gold reserves sort of as an asset of last resort. I’m wondering if that is the case what would that do—what would that do to the likeliness of making gold bullion being held by private citizens subject to confiscation so that the federal government can sort of recoup some gold reserves and have more backing for its dollars, which is losing confidence on world money exchanges.
MR. CARTER: Okay, Steve, thanks for the question. Jason, we have—we’ve got about 30, 40 seconds before we have to wrap up on the half hour.
MR. TOUSSAINT: Okay, yeah, I think on that question I’m highly doubtful that the U.S. government has pledged any of its gold holding to a particular country. We can’t forget that the assets China are holding are in the form of treasury securities, whether they’re bills, notes, or bonds, as well as currency directly, which are backed by the full faith and credit of the government. They would not go outside of that to pledge any collateral to any particular country holding those assets or any investor for that matter. So, I highly, highly doubt that.
MR. CARTER: Great question, Steve, thanks. Hang on to the line. Jason, this has been a quick 25 minutes. Thank you so much for being a part of the show, and I would encourage folks to go to the World Gold Council web site, but thank you for your time and thanks for joining our program. I’d like to have you on again some time.
MR. TOUSSAINT: Of course, it would be my pleasure and thanks for having me, Scott.
MR. CARTER: Folks, you’re listening to the American Advisor, our number 877-341-2646.
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